EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@coralgold.com F 604.682.3600 Vancouver, BC V6C 3P1 www.coralgold.com

July 22, 2016	Trading Symbols: TSX Venture – CLH OTC.BB – CLHRF Berlin and Frankfurt – GV8

CORAL REPORTS VOTING RESULTS

OF ANNUAL GENERAL AND SPECIAL MEETING

Coral Gold Resources Ltd. ("Coral" or the "Company") is pleased to report the following voting results in accordance with Section 11.3 of NI 51-102 Continuous Disclosure Obligations. This report briefly describes the matters voted upon and the outcome of the votes at the Annual General and Special Meeting of Shareholders of the Company held on July 22, 2016:

1.	Setting the Number of Directors at Five

According to proxies received and a vote conducted by a show of hands, the resolution regarding the setting of the number of Directors at five was passed as follows:

Votes For	% For	Votes Against	% Against

27,933,140	99.31	194,680	0.69

2.	Election of Directors

According to proxies received and a vote conducted by a show of hands, the following directors were elected to the board of directors of the Company as follows:

Director Nominee	Votes For	% For	Votes Withheld	% Withheld

Ronald Andrews	23,275,901	99.84	37,531	0.16
Gary Robertson	23,279,652	99.86	33,780	0.14
Chris Sampson	23,256,606	99.76	56,826	0.24
David Wolfin	23,264,195	99.79	49,237	0.21
Andrew Kaplan	23,271,462	99.82	41,970	0.18

3.	Appointment and Remuneration of Auditors

According to proxies received and a vote conducted by a show of hands, the resolution regarding the appointment of Manning Elliott LLP as the Company's auditors and authorization of directors to fix their remuneration was passed as follows:

Votes For	% For	Votes Against	% Against

27,879,821	99.12	247,999	0.88

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4.	Approval of 10% Rolling Stock Option Plan

According to proxies received and votes conducted by a show of hands, the ordinary resolution of disinterested shareholders regarding the approval of the Rolling Stock Option Plan was passed by a majority of shareholders as follows.

Votes For	% For	Votes Against	% Against

16,741,564*	95.65	762,218	4.35

* Excluding 5,809,650 shares held by Insiders

5.	Approval of the Sale of the Robertson Properties

According to proxies received and votes conducted by a show of hands, the special resolution regarding the approval of the sale of Robertson Properties was passed by a special majority of shareholders, as follows.

Votes For	% For	Votes Against	% Against

23,231,230	99.65	82,202	0.35

The closing of the above transaction remains subject to the satisfaction of the outstanding closing conditions.

The Board of Directors appreciates the support of our shareholders.

About Coral

Coral Gold Resources has a portfolio of strategically-located claim blocks along the Cortez gold trend in north-central Nevada, including the flagship Robertson Property proposed for sale to Barrick Cortez Inc.

On Behalf of the Board

"David Wolfin"

David Wolfin

President & Chief Executive Officer

Coral Gold Resources Ltd.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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